                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-85640


PROSPECTUS
----------

                               PUGET ENERGY, INC.
                                 STOCK PURCHASE
                                       AND
                           DIVIDEND REINVESTMENT PLAN
                                10,000,000 SHARES

                                  COMMON STOCK

     This prospectus relates to up to an aggregate of 10,000,000 shares of common stock, par value $0.01 per share, of Puget Energy, Inc. that may be offered in connection with our amended and restated Stock Purchase and Dividend Reinvestment Plan or the Plan. The Plan replaces and assumes, by amendment and restatement, the Stock Purchase and Dividend Reinvestment Plan that was established on January 1, 2001.

     The Plan provides holders of our common stock and interested new investors with a simple, convenient and low-cost means of investing cash dividends and making cash investments in our common stock. Below are some of the changes reflected in the amended Plan:

     . The Plan is now open to all investors, not just residents of Washington State.

     . The maximum investment has changed from $100,000 annually to a monthly maximum investment of $10,000.

     . Record holders with less than 100 shares will automatically be enrolled in the dividend reinvestment portion of the Plan.

     . Investors may authorize electronic deductions from their bank accounts for optional cash investments.

     You should carefully read this prospectus to find out more about the Plan. If you wish to continue your participation in the Plan, you do not need to do anything at this time. If you are a participant in the original Stock Purchase and Dividend Reinvestment Plan and, after reviewing this prospectus, you do not wish to continue participation in the Plan, you should contact the Plan Administrator.

     Your participation in the Plan is entirely voluntary, and you may terminate your participation at any time. If you do not elect to participate in the dividend reinvestment portion of the Plan, you will continue to receive cash dividends, if and when declared by our board of directors, in the usual manner.

     The Plan does not represent a change in our dividend policy, which will continue to depend on future earnings, financial requirements and other factors. The payment of dividends is at the discretion of our board of directors and will depend on future earnings, our financial condition and other factors. Our board may change the amount and timing of dividends at any time without notice.


     Our shares of common stock are traded on the New York Stock Exchange under the ticker symbol "PSD." The closing price of our common stock on September 10, 2002 was $20.76 per share.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS DETERMINED IF THIS PROSPECTUS IS ADEQUATE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September 19, 2002.

                                    CONTENTS

WHERE YOU CAN FIND MORE INFORMATION ....................................     1

PUGET ENERGY ...........................................................     2

SUMMARY OF THE PLAN ....................................................     3

TERMS AND CONDITIONS OF THE PLAN .......................................     6

OTHER PROVISIONS .......................................................    13

USE OF PROCEEDS ........................................................    14

DESCRIPTION OF CAPITAL STOCK ...........................................    15

PLAN OF DISTRIBUTION ...................................................    18

TRANSFER AGENT AND REGISTRAR ...........................................    19

LEGAL OPINION ..........................................................    19

EXPERTS ................................................................    19

APPENDIX A .............................................................    20

APPENDIX B .............................................................    21

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     In connection with this offering, we have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. As permitted by SEC rules, this prospectus omits certain information included in the registration statement. For a more complete understanding of the securities we may offer, you should refer to the registration statement, including its exhibits.


     The SEC allows us to "incorporate by reference" into this prospectus the information we file separately with it, which means we may disclose important information by referring you to those other documents. The information we incorporate by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede such information. Any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the Plan is terminated will comprise the incorporated documents. This prospectus incorporates by reference the documents set forth below that we have filed previously with the SEC.



          SEC Filings (File No. 1-16305)                 Period/Date
          ------------------------------                 -----------
     .  Annual Report on Form 10-K ...................   Year ended December 31, 2001 and filed
                                                         with the SEC on March 14, 2002

     .  Current Reports on Form 8-K ..................   Filed January 4, 2002
                                                         Filed January 31, 2002
                                                         Filed February 8, 2002
                                                         Filed February 13, 2002
                                                         Filed March 20, 2002
                                                         Filed April 17, 2002
                                                         Filed May 23, 2002
                                                         Filed June 6, 2002
                                                         Filed June 21, 2002
                                                         Filed July 18, 2002
                                                         Filed August 12, 2002
                                                         Filed August 16, 2002

     .  Definitive Proxy Statement on Schedule 14A ...   Filed March 14, 2002, in connection
                                                         with our 2002 annual meeting of shareholders

     .  Quarterly Report on Form 10-Q.................   Quarter ended March 31, 2002 and filed with
                                                         the SEC on May 15, 2002
                                                         Quarter ended June 30, 2002 and filed with
                                                         the SEC on August 12, 2002.


     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                 Puget Energy, Inc.
                 Investor Services
                 411-108/th/ Avenue N.E.
                 Bellevue, Washington  98004-5515
                 (425) 462-3898
                 Internet address:  www.pse.com

                                  PUGET ENERGY

     Puget Energy, Inc. is a holding company incorporated in the state of Washington. All of our operations are conducted through our subsidiaries.

     Our principal subsidiary is Puget Sound Energy, Inc., a public utility furnishing electric and gas service in a territory covering approximately 6,000 square miles, principally in the Puget Sound region of Washington State. As of December 31, 2001, Puget Sound Energy had approximately 940,600 electric customers, consisting of 834,200 residential, 100,600 commercial, 4,000 industrial and approximately 606,000 gas customers, consisting of 556,000 residential, 47,100 commercial, 2,800 industrial and approximately 100 gas transportation customers.

     In addition to our ownership of Puget Sound Energy, we also own InfrastruX Group, Inc. InfrastruX is a holding company for nonregulated businesses that provide design, construction, engineering and other infrastructure services to the utility industry in the mid-west, Texas and eastern United States.

     Subject to limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(2) of the Public Utility Holding Company Act of 1935. Our executive office is located at 411-108th Avenue N.E., Bellevue, Washington 98004-5515, and our telephone number is (425) 454-6363.

                               SUMMARY OF THE PLAN

     The following summary of the Plan may omit certain information that may be important to you. If you wish to receive a copy of the actual text of the Plan as filed with the Securities and Exchange Commission, please contact: Puget Energy, Inc., Investor Services, P.O. Box 97034, Bellevue, Washington 98009-9734, telephone (425) 462-3898.

Purpose

     The purpose of the Plan is to provide new and existing shareholders with a convenient and economical method of investing cash and cash dividends in shares of our common stock. Since new shares of our common stock may be purchased directly from us, we may receive additional funds for general corporate purposes.

Participation--How to Join

First time investors:

     After you have read this prospectus, you may complete the Enrollment Form included or, you may enroll on-line through Investor ServiceDirect at www.melloninvestor.com. Click the "Stock Purchase Plans" button, at the "easy search" screen select the ticker symbol button and enter PSD, then follow the instructions for authorizing your initial investment and indicate whether you want to participate in the dividend reinvestment portion of the Plan.

     If you purchase less than 100 shares, you will automatically be enrolled in the dividend reinvestment portion of the Plan, unless you request to receive cash dividends. All investments must be made in U.S. dollars and drawn on a U.S. bank.

     You may make your initial investment by:

     1. authorizing an electronic debit of at least $250 but not more than $10,000 from your U.S. bank account. This alternative is available to on-line investors only; or

     2. authorizing a minimum of five (5) automatic monthly debit of $50 or more from your U.S. bank account. This alternative is available to on-line investors only; or

     3. mailing a check for at least $250 but not more than $10,000 drawn on a U.S. bank account to the Plan Administrator along with your Enrollment Form.

     Follow the instructions on the on-line Enrollment Wizard to indicate your selection and, if paying by check, print out the instruction sheet and submit the sheet as indicated with your check, together with your Enrollment Form. The enrollment fee for new investors will be paid out of your initial investment. You can then make an election to have your dividends reinvested and/or make optional cash investments as described more fully below.

     The Plan Administrator may confirm certain transactions and produce plan statements in paper form from time to time and will mail these to you at the address you give when you enroll in the Plan.

Current shareholders:

     Record holders of our common stock are automatically eligible to participate in the dividend reinvestment portion of the Plan, and may make optional cash investments and sell shares. If you are a shareholder of record holding less than 100 shares, you will automatically be enrolled in the dividend reinvestment portion of the Plan and will have your dividends reinvested in shares (unless you elect to receive cash dividends on your shares). As a shareholder participating in the Plan with less than 100 shares, you will have access to your account on-line over the Internet and you will receive annual account statements.

     If you are a shareholder of record owning 100 shares or more you may elect to reinvest all or part of your dividends pursuant to the Plan. As a shareholder participating in the Plan with more than 100 shares, you will have access to your account on-line over the Internet and you will receive quarterly account statements.

     Dividend payments not reinvested will be paid to you in the usual manner.

For current shareholders and new investors:

     You may sign up for automatic monthly investments, change your investment amount or make additional investments at anytime by accessing your account over the Internet and using the account management feature.

     You may establish additional investment accounts for children or dependents by following the instructions on the on-line Enrollment Wizard applicable to custodial or trust accounts.

How the Optional Cash Investments Work

     In addition to having your dividend payments reinvested in our common stock, you may buy additional shares by investing a "minimum" of $50 at any one time not to exceed the "maximum" of $10,000 per month. You may submit your optional cash investments by check, money order or by authorizing electronic transfers. You can make individual automatic deductions from your bank account through Investor ServiceDirect by accessing your account on-line through the Plan Administrator's website www.melloninvestor.com. Upon receipt of the funds,
                             ----------------------
the Plan Administrator will invest initial and optional cash investments, less applicable fees, at least once every five (5) days.

     Optional cash investments by any current participant of more than $10,000 per month and any initial cash investment by a new investor in excess of $10,000, may only be made pursuant to a Request for Waiver that has been granted by us as described in more detail on page 8 of this Prospectus. Investors may make a one-time optional cash investment or invest regularly over a period of time.

Your Funds Will Be Fully Invested

     Funds invested pursuant to the Plan are fully invested in whole and fractional shares (computed to four decimal places) of our common stock either through the purchase of shares directly from us or the purchase of shares in the open market (or through a combination of these methods). We pay dividends on both whole shares and fractions of shares.

Share Safekeeping

     For your convenience, shares purchased through the Plan will be maintained by the Plan Administrator in non-certificated (book-entry) form. Additionally, the Plan offers a "safekeeping" service whereby you may deposit, free of any service charges, certificates representing your shares of common stock and have your ownership of such common stock maintained on the Plan Administrator's records as part of your account. This feature protects against loss, theft or destruction of stock certificates. A share certificate will be delivered to you free of charge, upon request.

You May Sell, Withdraw or Transfer Your Shares at Any Time

     You may sell or withdraw shares of our common stock credited to your account, including those shares deposited into the Plan for safekeeping, through the Plan. A statement will be mailed to you for each month in which a transaction takes place. Additionally, you may transfer or make gifts to others of our common stock by contacting the Plan Administrator.

Plan Administrator

     Mellon Bank N.A. will administer the Plan and act as agent for the participants. Mellon Bank N.A. has designated its affiliates, Mellon Investor Services and FutureShare Financial LLC, and other agents to perform certain services for the Plan.

     You may contact the Plan Administrator as directed below:

          Call Mellon Investor Services             1-800-997-8438
          On-line over the Internet at:             www.melloninvestor.com
                                                    ----------------------


     You may write the Plan Administrator at the following address:

          Mellon Investor Services
          P.O. Box 3338
          South Hackensack, NJ 07606-1938

     Please include your daytime telephone number, your social security or tax I.D. number and a reference to Puget Energy, Inc. on all correspondence.

                        TERMS AND CONDITIONS OF THE PLAN

Am I Eligible to Participate in the Plan?

         You are eligible to participate in the Plan if you meet the requirements outlined below.

         . If you do not currently own our stock. If you do not currently own any of our stock you may join the Plan, after receiving a copy of this prospectus, by making an initial investment of at least $250, but not more than $10,000. All U.S. citizens and non-U.S. residents are eligible to participate in the Plan, whether they are current shareholders or not. In all cases, however, investments must be made in U. S. currency drawn on a U.S. bank. Prior to investing in our common stock, each participant is responsible for reviewing the applicable laws of his or her country of residence to determine if there are any restrictions on investment.

             You can get started in the Plan by enrolling on-line (see Participation - How to Join) or by returning a completed Enrollment Form to the Plan Administrator, along with your check or money order payable to Mellon Bank N.A. The Plan Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held pending investment. Please allow two
             (2) weeks for your account to be established, initial shares to be purchased and a statement to be mailed to you.

         . If you currently own our stock. If you already own less than 100 shares of our stock and the shares are registered in your name, you are automatically enrolled in the dividend reinvestment portion of the Plan. If you already own 100 shares or more of our stock and the shares are registered in your name, you may join the dividend reinvestment portion and/or the optional purchase portion of the Plan by enrolling on-line (see Participation - How to Join) or by returning a completed Enrollment Form to the Plan Administrator.

             If your shares are held in a brokerage, bank or other intermediary account, and you wish to participate directly in the Plan, you should instruct your broker, bank or trustee to register some or all of your shares of our common stock directly in your name.

         . If you are already enrolled. If you are currently enrolled in the original stock purchase and dividend reinvestment plan, which is superseded by the Plan, and do not want to change your participation, no further action is required for your continued participation. However, if you wish to change your participation in any way (e.g., from partial to full reinvestment), you must submit a new Enrollment Form or access the account management feature on-line at www.melloninvestor.com.

What are my investment options?

         Once enrolled in the Plan, you may invest in shares of common stock through reinvestment of cash dividends and/or cash investments as described below:

         . Dividend reinvestment. If you are a shareholder of record and you own less than 100 shares, you will automatically be enrolled in the Plan and will have your dividends reinvested in additional shares (unless you elect to receive cash dividends). In addition, you will receive an annual statement and will have electronic access to your account. If you are a shareholder of record owning 100 shares or more, you may choose to reinvest all or a portion of the regular cash dividends paid on your shares held in the Plan toward the purchase of additional shares of our common stock. In addition, you will receive a quarterly account statement and have electronic access to your account.

             You may change your dividend reinvestment election at any time by notifying the Plan Administrator. For a particular dividend to be reinvested, your notification must be received before the record date for that dividend. (The record date is approximately 25 days before the dividend payment date.)

             You may, of course, choose not to reinvest any of your dividends, in which case the Plan Administrator will remit any dividends to you by check or automatic deposit to a bank account you designate.

             If you elect to reinvest your dividends, you must choose one of the following:

                  . Full dividend reinvestment. This means you will purchase additional shares through the Plan by investing all your cash dividends.

                  . Partial dividend reinvestment. If you own 100 shares or more and choose to reinvest less than all your dividends, you may receive a cash dividend payment based on the number of full shares you specify and reinvest the dividends on all remaining shares. This allows you to receive a fixed amount of cash each quarter (assuming the dividend stays the same).

       . Optional cash investments. You may purchase additional shares of our common stock by using the Plan's optional cash investment feature. You must invest at least $50 at any one time but not more than $10,000 per month. Upon receipt of your funds, the Plan Administrator will invest initial and additional cash investments as promptly as practicable, at least once every five (5) business days.

             Shares will be posted to your account in whole and fractional shares immediately upon settlement, usually within three business days. You will receive a confirmation of your transaction by paper statement at the postal address you give us when you enroll in the plan.

             In the unlikely event that, due to unusual market conditions, the Plan Administrator is unable to invest the funds within 35 days, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment.

             For automatic monthly purchases, the amounts you have authorized will be withdrawn from your banking account on the 24/th/ day of each month, or the next succeeding business day if the 24/th/ falls on a weekend or holiday. The funds will be credited to your account and invested within five (5) business days of receipt by the Plan Administrator.

             The Plan Administrator will use your investment to purchase as many full and fractional shares as possible. Fractional share amounts will be computed to four decimal places.

             You may make optional cash investments by sending a check or money order (not cash) to the Plan Administrator payable to Mellon Bank N.A., or by authorizing individual electronic transfers from your bank account by accessing your account on-line through Investor ServiceDirect at www.melloninvestor.com. To facilitate processing
                              ----------------------
             of your investment when you send a check or money order, please use the transaction stub attached to your Plan statement. Mail your investment and transaction stub to the address specified on the statement. A $35 fee will be assessed for a check or electronic debit that is returned for insufficient funds. Please see the fee schedule attached as Appendix A.

How do I make optional cash investments over the maximum monthly amount?

         If you wish to make an optional cash investment in excess of $10,000 per month and be eligible for a potential discount from the market price, you must obtain our prior written approval. To obtain our approval, you must submit a Request for Waiver. To make a request for waiver, you should obtain a "Request For Waiver" form by contacting Mellon's Waiver Department at 1-917-320-6300. Completed Request For Waiver forms should be sent to Mellon's Waiver Department via facsimile at 1-917-320-6312 no later than three business days prior to the Pricing Period Start Date provided in Appendix B for the applicable Pricing Period. If we approve your request for waiver, then you must send to the Plan Administrator your optional cash payment of greater than $10,000.

         The Plan Administrator must receive your optional cash investment in good funds pursuant to a Request For Waiver form by the "Optional Cash Investments Must be Received By" date as set forth on Appendix B. This date is the close of business on the last day immediately preceding the first day of the applicable Pricing Period Start Date as set forth in Appendix B. Funds received after this date will be returned to you.

         We also may make the foregoing information available on the Investor Relations segment of our website at www.pse.com or on another website we or
                                    -----------
Mellon may establish for this purpose from time to time.

         We have the sole discretion whether to approve any request to make an optional cash investment in excess of the $10,000 monthly maximum. We may grant those requests for waiver in order of receipt or by any other method that we determine to be appropriate. We also may determine the amount that you may invest pursuant to a waiver. In deciding whether to approve your request for waiver, we may consider, among other things, the following factors:

         . whether, at the time of such request, the Plan Administrator is acquiring shares of common stock for the Plan directly from us or in the open market or in privately negotiated transactions with third parties;

         .   our need for additional funds;

         . our desire to obtain additional funds through the sale of common stock as compared to other sources of funds;

         .   the purchase price likely to apply to any sale of common stock;

         .   the extent and nature of your prior participation in the Plan;

         .   the number of shares of common stock you hold of record; and

         . the total amount of optional cash investments in excess of $10,000 per month for which Requests for Waiver have been submitted.

         If you do not receive a response from us within three (3) business days of submitting your Request for Waiver, you should assume that we have denied your request.

          If Requests for Waivers are submitted for any Pricing Period for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we determine, in our sole discretion, to be appropriate. In making this determination we may consider the make-up of our shareholder base and existing ownership levels.


         We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible registered holders or beneficial owners of our common stock for any reason whatsoever including elimination of practices that are inconsistent with the purposes of the Plan.

How are my shares typically purchased and how is the purchase price for the shares determined?

         Shares of our common stock purchased under the Plan will, at our election, be newly issued shares purchased directly from us, shares purchased by a broker, or a combination thereof. If shares are purchased under the Plan directly from us and by the Plan Administrator through its broker, each participant's Plan account will be credited with its pro rata portion of the number of shares purchased directly from us and by the broker. We have full discretion as to whether the common stock purchased under the Plan will be purchased on the open market or purchased directly from us, based on our need for capital.

         . Common Stock purchased in the open market. The investment price of our common stock purchased in the open market with reinvested dividends, with initial cash investments or with optional cash investments will be the weighted average price, including brokerage trading fees, incurred in connection with the purchase of such shares. No interest will be paid on funds held by the Plan Administrator pending investment.

         . Common Stock purchased directly from us. The price of our common stock purchased directly from us with reinvested dividends, initial cash investments or optional cash investments will be the average of the high and low sale prices of shares of our common stock on the dividend payment date, initial cash investment date or optional cash investment date, as the case may be.

         Your account will be credited with that number of shares, including fractional shares computed to four decimal places, equal to the amount invested with respect to your Plan account, divided by the price per share of such shares for all purchases for all Plan participants during the applicable period.

         Unless you request one, certificates for shares of common stock purchased under the Plan will not be issued. The number of shares purchased for your account under the Plan will be shown on your statement of account in book-entry form.

         Certificates for any number of whole shares credited to your account under the Plan will be issued upon your request. Any remaining full shares and fractions of a share will continue to be credited to your account. Certificates for fractions of shares will not be issued.

Once a "Request for Waiver" of optional cash investments over $10,000 has been granted, how are shares priced and purchased?

Shares purchased pursuant to a granted Request for Waiver will be purchased directly from us. Optional cash investments made pursuant to a Request for Waiver will be applied to the purchase of shares of common stock as soon as practicable on or after the "Investment Date" as set forth in Appendix B. Optional cash investments made pursuant to a Request for Waiver will be acquired at a price equal to the average of the daily high and low sales prices computed up to four decimal places, if necessary, of our common stock as reported on the NYSE for the ten (10) Trading Days (as defined below) immediately preceding the applicable Investment Date. A "Trading Day" means a day on which trades in our common stock are reported on the NYSE. The period encompassing the first ten (10) Trading Days immediately preceding the next following Investment Date constitutes the relevant "Pricing Period." The Plan Administrator will apply all optional cash investments for which good funds are received on or before the first business day before the Pricing Period to the purchase of shares of common stock as soon as practicable on or after the next following Investment Date.

         For purposes of determining the price per share for investments made pursuant to a Request for Waiver, we may set a minimum purchase price per share (the "Minimum Waiver Price") for any Pricing Period. This Minimum Waiver Price is a minimum price that would be used under an alternative method for setting the per share purchase price that is described in the next paragraph. We will determine whether to set a Minimum Waiver Price, and, if so, its amount, at least three business days before the first day of the Pricing Period. We will notify the Plan Administrator of the Minimum Waiver Price, if any. In deciding whether to set a Minimum Waiver Price, we will consider current market conditions, the level of participation in the Plan and our current and projected capital needs. Participants may ascertain whether a Minimum Waiver Price has been set or waived for any given Pricing Period by calling Mellon's Waiver Department at 1-917-320-6300 or such other number as we may establish from time to time.

         We will fix the Minimum Waiver Price for a Pricing Period as a dollar amount that the average of the high and low sales prices as reported by the NYSE for each Trading Day of that Pricing Period (not adjusted for discounts, if any) must equal or exceed. We will exclude from the Pricing Period and from the determination of the purchase price any trading day within the Pricing Period that does not meet the Minimum Waiver Price. Thus, for example, if the Minimum Waiver Price is not met for two (2) of the ten (10) Trading Days in a Pricing Period, then we will base the purchase price upon the remaining eight Trading Days in which the Minimum Waiver Price was met.

         In addition, we will return a pro rata portion of each optional cash investment made pursuant to an approved Request for Waiver for each Trading Day of a Pricing Period for which the Minimum Waiver Price is not met as soon as reasonably practical after the Pricing Period, without interest. The returned amount will equal one-tenth (1/10th) of the total amount of that optional cash investment (not just the amount exceeding $10,000) for each Trading Day that the Minimum Waiver Price is not met. Thus, for example, if the Minimum Waiver Price is not met for two (2) of the ten (10) Trading Days in a Pricing Period, then we will return two-tenths (2/10th or 20%) of the optional cash investment to you without interest after conclusion of the Pricing Period. This does not constitute a discount to the purchase price; however, it does reduce the total number of shares that you may purchase with respect to an Investment Date.

         The establishment of the Minimum Waiver Price and the possible return of a portion of the payment applies only to optional cash investments exceeding $10,000 per month made pursuant to a granted request for waiver. Setting a Minimum Waiver Price for a pricing period will not affect the setting of a Minimum Waiver Price for any other Pricing Period. We may waive our right to set a Minimum Waiver Price for any particular Pricing Period. Neither we nor the Plan Administrator is required to give you notice of the Minimum Waiver Price for any Pricing Period. We may alter or amend at our sole discretion these Pricing Periods at any time and from time to time, prior to the commencement of any Pricing Period and prior to the granting of any waiver with respect to such period.

         A discount of 0% up to 3% from the purchase price may be offered, in our sole discretion, with respect to a particular investment date to participants on purchases of our common stock through optional cash investments in excess of $10,000 per month. The maximum discount rate, if any, on optional cash investments in excess of $10,000 per month, may be obtained at least three
(3) business days before the
first day of the applicable Pricing Period, as provided on Appendix B to this prospectus by calling Mellon's Waiver Department at 1-917-320-6300.

     Setting a discount from the purchase price for optional cash investments in excess of $10,000 per month for a particular Pricing Period will not affect the setting of a discount for any other Pricing Period. We may increase, decrease, or waive our right to set a discount from the purchase price for any particular Pricing Period. Neither we nor the Plan Administrator is required to give you notice of the discount for any Pricing Period. When setting the discount, if any, we will consider, among other things, our capital needs, whether we want to issue equity to meet our capital needs and how quickly we desire to close the investment. For example, to the extent we desire to issue equity in a particular Pricing Period to meet our capital needs, we are more likely to establish a discount to encourage participants to make optional cash investments.

How do I sell my shares out of the Plan?

     You may sell any number of shares held in book-entry form by notifying the Plan Administrator by phone, by accessing your account over the Internet at www.melloninvestor.com or in writing. Your sale request will be processed and
----------------------
your shares will, subject to market conditions and other factors, generally be sold by the close of the trading day for requests received by the Plan Administrator by 1:00 p.m. eastern time. The sale price will be the weighted average price of all shares sold for Plan participants during the period. Please note that the Plan Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sales or issuance requests. All requests are final. The Plan Administrator will mail a check to you (less applicable sales fees) on the settlement date, which is three business days after your shares have been sold. Please allow an additional five to seven business days from the settlement date for the post office to deliver your check.

     There is a $15.00 processing fee, plus a trading fee of $0.10 per share, for sale transactions and liquidations.

     Alternatively, you may choose to sell your shares through a stockbroker of your choice, in which case you would have to request a certificate for your shares from the Plan Administrator prior to such sale.

What is Safekeeping?

     Shares of our common stock that you buy under the Plan will be maintained in your Plan account for safekeeping. You will receive a periodic Plan statement detailing the status of your holdings. Safekeeping protects your shares against loss, theft or accidental destruction. Safekeeping also provides a convenient way for you to keep track of your shares. Only shares held in safekeeping may be sold through the Plan.

     If you own additional shares of our common stock in certificated form, you may deposit your certificates into your Plan account, free of charge. To use this service, send your certificates to Mellon Investor Services by registered mail with written instructions to deposit them into your Plan account for safekeeping. The Plan Administrator will provide loss insurance coverage for your certificates with a value not exceeding $100,000 in any one shipping package that is mailed to its address at 85 Challenger Road, Ridgefield Park, New Jersey 07660 by USPS registered mail or by any of the following overnight couriers: Airborne, DHL, Emery, ExpressMail, FedEx, Purolator, TNT and UPS. Do not endorse the certificates or complete the assignment section.

     Note: Mail loss insurance covers only the replacement of shares of stock and in no way protects against any loss resulting from fluctuations in the value of such shares.

May I gift my shares out of the Plan?

     You may gift or transfer your shares to any recipient you choose by:

     . making an initial $250 cash investment to establish an account in the recipient's name or

     .    transferring shares from your account to the recipient.

     You must transfer a whole number of shares unless you transfer your entire account. You may transfer shares to new or existing shareholders. The Plan Administrator will automatically place such new accounts in full dividend reinvestment status. New participants, at their discretion, may elect another option. If you participate in the dividend reinvestment portion of the Plan and your request to either transfer all your shares or make a partial sale and transfer the balance of your shares is received between the ex-dividend and the dividend record date, the processing of your request may be held until after your account is credited with reinvested dividends.

     You must have your signature guaranteed by a financial institution participating in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing the certificate or transfer instructions is in fact the registered owner as the name appears on the stock certificate or stock power.

     If you need additional assistance, please contact the Plan Administrator.

How do I get my stock certificates?

     You may withdraw all or some of the shares from your Plan account by notifying the Plan Administrator. Certificates will be issued for whole shares only. If your request involves a fractional share, a check (less any applicable fees) for the value of the fractional share will be mailed to you.

     Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. If the certificate is issued in a name other than that on your Plan account registration form, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Guarantee program, as described above.

What are the fees relating to participation in the Plan?

     Please see Appendix A. The Plan Administrator will deduct the applicable fees from the investment amount or proceeds from a sale.

How is my investment tracked?

     If you participate in the dividend reinvestment portion of the Plan and you hold more than 100 shares, the Plan Administrator will mail you a quarterly Plan statement showing all transactions (shares, amounts invested, purchase prices) for your account, including year-to-date and other account information. If you own less than 100 shares, you will receive an annual Plan statement.

     Supplemental statements or notices will be sent when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

     Please retain your Plan statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

     You should notify the Plan Administrator promptly of any change in address since all notices, statements and reports will be mailed to your address of record.

How do I terminate participation in the dividend reinvestment portion of the Plan?

     You may discontinue the reinvestment of your dividends at any time by giving notice to the Plan Administrator. The Plan Administrator must receive such notice before the close of business on the record date for any dividend payment in order to terminate your dividend reinvestment participation prior to such dividend payment date. The Plan Administrator will continue to hold your shares unless you request a certificate for any full shares and a check for any fractional share. You may also request the sale of all or part of any such shares or have the Plan Administrator electronically transfer your shares to your brokerage account.

     After you terminate from the dividend reinvestment portion of the Plan, you may rejoin the Plan at any time by re-enrolling with the Plan Administrator. However, the Plan Administrator has the right to reject such enrollment if you repeatedly join and withdraw from the Plan, or for any other reason. The Plan Administrator's exercise of such right is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term shareholder investment service.

What are the material federal income tax consequences of my participation in the Plan?

     Your reinvested dividends will be treated for federal income tax purposes in the same manner they would have been treated had you received such dividends in cash on the applicable dividend payment date. Your tax basis in the shares purchased will be equal to the amount of the cash dividends and optional cash investments applied to the purchases of such shares. Your holding period for the shares acquired pursuant to the Plan will begin on the day after the date the shares are purchased. You may recognize gain or loss when your shares (including fractional shares) are sold or otherwise disposed of in a taxable exchange, whether by the Administrator on your behalf or by you upon withdrawal of your shares from the Plan. The amount of such gain or loss will be the difference between the amount you receive for the shares and your tax basis in such shares. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISER TO DETERMINE THE PARTICULAR TAX CONSEQUENCES THAT MAY RESULT FROM YOUR PARTICIPATION IN THE PLAN AND THE SUBSEQUENT SALE OR OTHER DISPOSITION OF SHARES ACQUIRED UNDER THE PLAN, INCLUDING THE EFFECT OF ANY APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

                                OTHER PROVISIONS

How do I view the status of my account?

     You can view the status of your account at anytime by logging onto Investor ServiceDirect at www.melloninvestor.com and entering your Social Security Number
                 ----------------------
and the PIN number that you establish the first time you access your account.

How do I change or stop the automatic investment feature?

     Simply access your account through Investor ServiceDirect on
www.melloninvestor.com, choose the "Purchase/Sell" menu and indicate your change
----------------------
in the "Periodic Purchase" selection. Your request must be received at least three business days before the 24/th/ day of the month.

Plan modification or termination

     We reserve the right to suspend, modify or terminate the Plan at any time. You will receive notice of any such suspension, modification or termination. We, together with the Plan Administrator, also reserve the right to change any administrative procedures of the Plan.

Suspension or termination

     We reserve the right to deny, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, the Plan Administrator will notify you in writing and will continue to keep your shares safe but will no longer accept optional cash investments or reinvest your dividends. The Plan Administrator will issue a certificate to you upon request.

Limitation of liability

     The Plan provides that neither we nor the Plan Administrator in administering the Plan nor any independent agent will be liable for any act done in good faith or for the good faith omission to act in connection with the Plan. This includes, without limitation, any claims of liability:

     . for failure to terminate your account upon your death prior to receiving written notice of such death; or

     . relating to purchase or sale prices reflected in your Plan account or the dates of purchases or sales of your Plan shares; or


     . for any loss or fluctuation in the market value after purchase or sale of such shares. The foregoing does not represent a waiver of any rights you may have under applicable securities laws.

                                 USE OF PROCEEDS

     We expect to use the net proceeds received from the issuance and sale of common stock offered hereby for general corporate purposes, including capital expenditures.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 250,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

     As of March 31, 2002, there were 87,327,321 shares of common stock outstanding, held of record by 123,000 shareholders. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Our restated articles of incorporation do not permit cumulative voting in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. In the event of liquidation, dissolution or winding up of Puget Energy, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock

     Our board of directors has authority to issue 50,000,000 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by our shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. Accordingly, preferred stock could be issued with terms that could delay or prevent a change of control of Puget Energy or make removal of management more difficult. We have no shares of preferred stock outstanding as of the date of this prospectus.

Antitakeover Effects of Charter Documents and Washington State Law

     Provisions of our restated articles of incorporation, our bylaws and Washington State law may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders.

Preferred Stock

     As noted above, our board of directors, without shareholder approval, has the authority under our restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Election and Removal of Directors

       Our board of directors is divided into three classes, each class having a three-year term that expires on a year different from the other classes. At each annual meeting of shareholders, the successors to the class of directors whose terms are expiring are elected to serve for three-year terms. This classification of the board of directors has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the directors. In addition, our directors may be removed only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of Puget Energy and may maintain the incumbency of our board of directors.

Shareholder Meetings

       Our articles of incorporation provide that shareholders may not call a special meeting of the shareholders. Our board of directors, the chairman of the board, the chief executive officer and the president each may call special meetings of shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals

       Shareholders can submit proposals and nominate candidates for our board of directors only if the shareholders follow the advance notice procedures described in our bylaws. To make a proposal or to nominate a candidate for our board of directors, a shareholder must submit a timely notice to our secretary. A shareholder's proposal must be received not fewer than 90 nor more than 120 days prior to the anniversary date of the prior year's annual meeting. A shareholder's director nomination must be received not fewer than 120 nor more than 150 days prior to the date of the annual meeting at which the person is proposed to be nominated. For an election to be held at a special meeting of the shareholders for the election of directors, a shareholder's director nomination must be received not later than the close of business on the seventh business day following the date on which notice of the special meeting is first given to shareholders. Shareholder proposals or nominations must give specified information about the shareholder and the proposal being made or the director being nominated, as the case may be. Shareholder proposals and director nominations that are late or that do not include the required information may be rejected.


       These advance notice requirements may delay the ability of shareholders to bring before shareholder meetings matters other than those that our board of directors deems appropriate and may provide sufficient time for our board of directors to take appropriate steps to respond to those matters, or to prevent the proposed business from being acted upon, if that response or prevention is thought to be necessary or desirable for any reason.



Washington State Law

       Washington State law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five (5) years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of the acquisition. Such prohibited transactions include, among other things,

       . a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

       . termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

       . allowing the acquiring person to receive any disproportionate benefit as a shareholder.

       After the five-year period, a "significant business transaction" may occur if it complies with "fair price" provisions specified in the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of Puget Energy.

Shareholder Rights Plan

       We have a shareholders rights plan pursuant to which holders of our common stock have been granted one preferred share purchase right on each outstanding share of common stock. The preferred share purchase rights are not currently exercisable and will become exercisable only upon the earlier of

       . the close of business on the tenth business day after a public announcement that a person has acquired beneficial ownership of 10% or more of our outstanding shares of common stock and

       . a date that our board of directors designates following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding shares of common stock which could result in the offeror becoming the beneficial owner of 10% or more of our outstanding shares of common stock.


        Each preferred share purchase right entitles its registered holder to purchase from us one one-hundredth of a share of our Series R Participating Cumulative Preferred Stock, at an exercise price of $65 per one one-hundredth of a preferred share, subject to certain antidilution adjustments.

       If a person acquires beneficial ownership of 10% or more of our outstanding shares of common stock, the preferred share purchase rights will thereafter entitle each right holder, other than a beneficial owner of 10% or more of our outstanding shares of common stock, or any affiliate or associate of that person, to exercise the right and receive shares of our common stock which at the time of the transaction would have a market value of twice the exercise price of the right.


       Any preferred share purchase rights that are at any time beneficially owned by a beneficial owner of 10% or more of our outstanding shares of common stock, or any affiliate or associate of that person, will be null and void and nontransferable. Furthermore, any holder of any preferred share purchase rights who beneficially owns 10% or more than 10% of our shares of common stock, any affiliate or associate of that person, or any purported transferee or subsequent holder will be unable to exercise or transfer such person's preferred share purchase rights.


       After a person becomes the beneficial owner of 10% or more of our outstanding shares of common stock, our board of directors may elect to exchange each preferred share purchase right, other than those that have become null and void and nontransferable as described above, without payment of the exercise price of the right, for shares of common stock having a market value equal to the exercise price of the right.

       Each of the following events would entitle each holder of a preferred share purchase right to exercise the right and receive shares of common stock of another publicly traded corporation which at the time of the event would have a market value of twice the exercise price of the right:


       . the acquisition of Puget Energy in a merger by that publicly traded corporation;

       . a business combination between Puget Energy and that publicly traded corporation; or

       . the sale, lease, exchange or transfer of 50% or more of our assets or assets accounting for 50% or more of our net income or revenues, in one or more transactions, to that publicly traded corporation.

       If any one of these events involved an entity that is not publicly traded, each holder of a preferred share purchase right would be entitled to exercise the right and, at the holder's option, receive:



       . that number of shares of the surviving corporation in the transaction, whether the surviving corporation is Puget Energy or the other corporation, which at the time of the transaction would have a book value of twice the exercise price of the right;

       . that number of shares of the ultimate parent entity of the surviving corporation which at the time of the transaction would have a book value of twice the exercise price of the right; or

       . that number of shares of common stock of the acquiring entity's affiliate that has publicly traded shares of common stock, if any, which at the time of the transaction would have a market value of twice the exercise price of the right.


       At any time prior to any person acquiring beneficial ownership of 10% or more of our outstanding shares of common stock, our board of directors may redeem the preferred share purchase rights in whole, but not in part. The redemption price of $.01 per preferred share purchase right, subject to adjustment in certain circumstances, may be in cash, shares of common stock or other Puget Energy securities deemed by our board of directors to be at least equivalent in value.

       Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share issuable upon exercise of each preferred share purchase right should approximate the value of one common share. Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the common and preferred shares.

       The preferred share purchase rights have certain antitakeover effects and will cause substantial dilution to a person that attempts to acquire Puget Energy on terms not approved by our board of directors. The preferred share purchase rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with our board of directors. Similarly, the preferred share purchase rights will not interfere with any merger or other business combination approved by our board of directors since the board of directors may, at its option, redeem all, but not less than all, of the then outstanding preferred share purchase rights at the redemption price. The shareholder rights plan and the rights expire in December 2010.

                              PLAN OF DISTRIBUTION

       Subject to the discussion below, we will distribute newly issued shares of our common stock sold under the Plan. FutureShare, a registered broker/dealer, will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to shares of our common stock sold under the Plan. There are no brokerage commissions or service charges allocated to participants in the Plan in connection with their purchases of such newly issued shares of common stock.

       In connection with the administration of the Plan, we may be requested to approve investments made pursuant to Requests for Waiver by or on behalf of participants or other investors who may be engaged in the securities business.

       Persons who acquire shares of our common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased. We may, however, accept investments made pursuant to Requests for Waiver by such persons.

       From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to Requests for Waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

       We will pay any and all brokerage commissions and related expenses incurred in connection with purchases of our common stock under the plan. Upon withdrawal by a participant from the plan by the sale of shares of our common stock held under the Plan, the participant will receive the proceeds of that sale less a transaction fee and any required tax withholdings or transfer taxes.

       You will not incur fees, commissions or expenses in connection with purchases made under the Plan. If you direct the Plan Administrator to sell shares of common stock credited to your account, however, the Administrator will deduct from the sales proceeds; (1) any applicable service fee (currently $15.00 per sale transaction) plus (2) the trading fee of $.10 per share.

                          TRANSFER AGENT AND REGISTRAR

       Our Transfer Agent and Registrar is Mellon Investor Services, 85 Challenger Road, Ridgefield Park, New Jersey 07660.

                                  LEGAL OPINION

       The validity of the common stock offered hereby has been passed upon by Perkins Coie LLP, Seattle, Washington.

                                     EXPERTS

       The financial statements and financial statement schedule incorporated in this prospectus by reference to Puget Energy's Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   APPENDIX A
                                   ----------

                                  FEE SCHEDULE

Enrollment fee for new investors ..........    $10.00

Purchase of shares ........................    Trading fee included in share price (currently
                                               $0.10 per share, applicable when shares are
                                               acquired by the Plan Administrator through its
                                               broker)

Reinvestment of dividends .................    Trading fee included in share price(currently
                                               $0.10 per share, applicable when shares are
                                               acquired by the Plan Administrator through its
                                               broker)

Optional cash investments .................    Trading fee included in share price(currently
                                               $0.10 per share, applicable when shares are
                                               acquired by the Plan Administrator through its
                                               broker)

Sale of shares (partial or full):

     Transaction fee ......................    $15 per sale transaction or liquidation

     Trading fee ..........................    Currently $0.10 per share

Gift or transfer of shares ................    No charge

Safekeeping of stock certificates .........    No charge

Certificate issuance ......................    No charge

Returned checks ...........................    $35 per check or transaction

Duplicate statements:

     Current year .........................    No charge

     Prior year(s) ........................    $20 flat fee per request per each prior year

                                   APPENDIX B
                                   ----------

  "Request for Waiver" Optional Cash Investments of More than $10,000 Per Month


                        Threshold Price and             Optional Cash
                      Waiver Discount, if any,       Investments Must be        Pricing Period       Investment
     Year                  will be set by                received by              Start Date            Date
--------------     ----------------------------   ------------------------    -----------------   ----------------
       2002                 September 23                September 25             September 26        October 10

                             October 21                  October 23               October 24         November 7

                             November 8                  November 12             November 13         November 27

                             December 2                  December 4               December 5         December 19


       2003                  January 21                  January 22               January 23         February 7

                            February 10                  February 12             February 13         February 28

                              March 3                      March 5                 March 6            March 20

                              March 25                    March 27                 March 28           April 11

                              April 21                    April 23                 April 24             May 8

                               May 9                       May 13                   May 14             May 29

                               May 30                      June 3                   June 4             June 18

                              June 24                      June 26                 June 27             July 14

                              July 21                      July 23                 July 24            August 7

                              August 8                    August 12               August 13           August 27

                            September 2                  September 4             September 5        September 19

                            September 23                September 25             September 26        October 10

                             October 20                  October 22               October 23         November 6

                             November 7                  November 11             November 12         November 26

                             December 1                  December 3               December 4         December 18


PRICING PERIODS ARE AT THE DISCRETION OF PUGET ENERGY, INC. INVESTORS SHOULD NOT RELY SOLELY ON THE ABOVE SCHEDULE AS PRICING PERIODSAND INVESTMENT DATES MAY VARY. FOR MORE INFORMATION, PLEASE CONTACT THE PLAN ADMINISTRATOR AT (917) 320-6300.